UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56664 / October 17, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12706

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO INSTAPAY SYSTEMS, INC.**
The CattleSale Co.,	
Gen-ID Lab Services, Inc.,	
Global Business Information	
Directory, Inc.,	
GSL Holdings, Inc.,	
Industrial Rubber Innovations, Inc.,	
Instapay Systems, Inc., and	
Orbit Brands Corp.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Instapay Systems, Inc. ("Instapay" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on July 20, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Instapay Systems, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Instapay Systems (CIK No. 846494) is an expired Utah corporation located in Chula Vista, California. At all times relevant to this proceeding, the securities of Instapay have been registered under Exchange Act Section 12(g).

      2.   Instapay has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2004. As of July 12, 2007, the company's common stock (symbol "IPYS") was quoted on the Pink Sheets, had fourteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                            Nancy M. Morris
                                          Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.